Via EDGAR, Facsimile and FedEx
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Black Gaming, LLC (the “Company”)
Form 10-K for the year ended 12/31/06
Filed on 4/2/2007
File No. 333-123179

January 25, 2008

Dear Ms. Van Doorn:

We received your letter dated January 14, 2008 related to your review of the above referenced filing.  We have included additional information in the following responses.

Comment 1

Note 1 – Organization and Description of Business and Basis of Presentation, page 49 –

We have read your response to comment one. In previous correspondence, you indicated that common control was established on December 20, 2004 and that common management existed prior to this date. Please clarify the discrepancy between your current and previous correspondence.

Management’s Response –

To clarify, prior to December 20, 2004, four brothers owned 100% of the shares of Virgin River Casino Corporation (“VRCC”) and owned 8.47% of the membership interest in RBG, LLC (“RBG”) individually.  Those same four brothers also owned 93.28% of B&BB, Inc (“B&BB”; VRCC, RBG & B&BB, collectively the "Companies”) and operated the Companies under common management.  As such, and in accordance with paragraphs D16 and D17 of SFAS 141, previously separate entities are combined on the premise that common management existed prior to December 20, 2004.

On December 20, 2004, the Companies entered into a series of transactions whereby they issued $125.0 million aggregate principal amount of Senior Secured Notes due 2012 and $66.0 million aggregate principal amount at maturity ($39.9 million in gross proceeds) of Senior Subordinated Notes due 2013, and received a $16.0 million equity contribution from one of the brothers, Robert R. Black (“Mr. Black”), and R. Black, Inc., an affiliate of Mr. Black. The Companies used the proceeds from the above offering to purchase the interests held by the three brothers other than Mr. Black and all but one of the unaffiliated shareholders (collectively known as the “Buyout”). As a result of the Buyout, Mr. Black obtained the remaining 80.97% interest in B&BB and 75.0% interest in VRCC. VRCC along with R. Black, Inc. obtained 32.69% of the membership interest in RBG that was being purchased. As a result of these transactions, Mr. Black and R. Black, Inc. controlled the Companies.  In accordance with paragraphs D16 and D17 of SFAS 141, these entities are combined on this premise of common control.

In future filings, and in accordance with paragraphs D16 and D17 of SFAS 141, we will expand our disclosure to indicate that financial data of previously separate entities are combined and the basis for the combined presentation as outlined above.
We understand that you might have additional questions.  Please contact Sean McKay, Chief Accounting Officer, at 702-318-6861 with any further requests or comments.

Sincerely,

/s/ Sean McKay
__________________________
Sean McKay
Chief Accounting Officer
Black Gaming, LLC